Exhibit 10.16

MINING LEASE

THIS MINING LEASE ("Lease") is made and entered into and shall be effective as of the First day of June, 2006 (the "effective date"), by and between FAIRVIEW LAND COMPANY, a Colorado corporation (the "Lessor") and WILD CAT MINING CORPORATION, a Nevada corporation (the "Lessee").

RECITALS

A. The Lessor owns and is in possession of the patented mining claims, improvements, equipment and other property described in Schedules 1 and 2, attached hereto and made a part hereof and such property, as well as any other lands or mining claims which it owns or controls in the Sneffels Mining District, Ouray County, Colorado within the boundaries of the Mutual Area of Interest as hereinafter defined, are collectively referred to herein as the "Mining Properties".

B. Lessee desires to lease the Mining Properties in order to explore develop and mine the same and Lessor is willing to grant a lease covering the Mining Properties under the terms and conditions hereinafter set forth.

IN CONSIDERATION of the premises and of the mutual covenants hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

I. Lease

1.1  Lease. Lessor hereby leases the Mining Properties to Lessee for the purpose of exploring, prospecting, developing, mining and marketing ore, materials, and minerals of all kinds from the Mining Properties, using underground, open pit, strip, heap leach, or any other method of extraction, together with all mines, minerals, lodes, veins, fixtures, improvements and facilities on or about such Mining Properties and all easements, licenses, water and water rights and other rights and privileges owned by the Lessor in connection with exploration, development and mining of any of said Mining Properties, and access to or egress from any of said Mining Properties, with the right to use the Mining Properties and the workings therein for all uses and purposes necessary or convenient to Lessee's operations in the Mining Properties and in any adjacent properties, provided that it is a lessee or otherwise an operator of such adjoining property.

1.2  Term. This Mining Lease shall commence on the effective date and shall continue for a period of ten (10) years ending on June 11, 2014 (the "Primary Term") and so long thereafter as mining, production and/or development are being conducted on a continuous basis, unless terminated as hereinafter provided. It shall be considered that such operations are continuous unless and until after the end of the primary term, a period of three hundred sixty five (365) consecutive days elapses during which no mining, production and/or development is conducted, excepting periods of shut-down in the normal course of operations and force majeure. "Development" shall mean work or construction in preparation for mining or processing a proven or possible ore reserve, but not including drilling of such an ore reserve. Unless otherwise specified, all references to the term of this Mining Lease shall mean and include both the primary term and the continuing term.

II. Representations of Ownership. Possession. etc.

2.1 Lessor Represents:

(a) Lessor is in exclusive possession of and represents that it holds marketable title to the Mining Properties, free and clear of all defects in title, adverse claims, liens, encumbrances or agreements affecting title of any kind by, through or under Lessor. Any warranty or liability disputes arising under this subsection shall be handled in the manner specified in Section III hereof.

(b) The Lessor is not aware of any litigation, claims or demands made by others with respect to the title of its Mining Properties.

(c) The Lessor has the right and authority to execute this Mining Lease and to lease the Mining Properties to the Lessees.

(d) To the best of the Lessor's belief, no other person, association or corporation has any interest or claim to the Mining Properties, and all prior leases covering them have been terminated or released.

(e) To the best of Lessor's knowledge, the physical condition of the Mining Properties does not violate any federal, state or local law, ordinance or regulation relating to the environmental conditions on, under or about the Mining Properties, including, but not limited to, soil and groundwater conditions, and there is not pending or threatened any proceeding or inquiry by any federal, state or local government authority with respect to the presence of any asbestos, radioactive materials, hazardous waste, toxic substances or related injurious materials, on the Mining Properties or the migration of such materials from or to other property. For purposes of this Lease, such materials shall include but not be limited to substances defined as "hazardous substances," "hazardous materials," or "toxic substances in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 D.S.C. Section 9601, et. seq.; the Hazardous Materials Transportation Act, 49 D.S.C. Section 1801, et. seq.; the Resource Conservation and Recovery Act, 42 D.S.C. Section 6901, et. seq.; in the Colorado Revised Statutes; and in the regulations adopted and promulgated pursuant to the foregoing laws.

(f) So long as the Lessee shall perform the covenants required to be performed by it hereunder, the Lessee shall have peaceful and quiet use and possession of the Mining Properties without hindrance on the part of the Lessor.

III.Title

3.1 Examination Period. Lessor shall, within thirty (30) days after execution of this Mining Lease, furnish Lessee with all data requested by Lessee relative to the title of the Mining Properties which is in its possession, such as abstracts, title opinions, or other relevant data, and the Lessee shall have three (3) months after receipt thereof to examine the same and accept or reject title to all of the Mining Properties. If the examination discloses a defect, or defects, in the title to said mining claims which makes or shall make them, or any part thereof, unmarketable, Lessee may reject title and notify Lessor in writing of the defects.

3.2  Cure by Lessor. If, after thirty (30) days from receipt of notice of title defects, Lessor has not cured said defects or taken all steps necessary to do so to the satisfaction of Lessee, then Lessee may either waive said defects, and cure title at its sole option and cost or terminate this Mining Lease and be relieved of all further obligation.

3.3   Cure by Lessee. If the Lessee elects to cure defects not corrected by the Lessor, it may recover its curative costs from fifty percent (50%) of the value of any royalty payments thereafter accruing, to a maximum of $1,000. Curative costs to the Lessee in excess of $1,000 shall be its sole responsibility.

3.4  Title Failure After Examination Period. In the event of a title failure at any time after the examination period and during the term hereof, the Lessor shall not be liable therefore in damages or otherwise, and such title failure shall not operate to reduce any payment due to the Lessor pursuant to this Mining Lease, except to the extent such title failure is a result of encumbrances or other defects in title created by, through or under the Lessor and except that royalties on production payable to the Lessor shall be paid only in proportion which the Lessor's interest in the part of the Mining Properties from which the royalties on production occur bears to the entire mineral interest therein.

IV. Minimun Expenditure

4.1 Performance of Work. The parties have agreed that no minimum amount of work will be required during the first five years of the lease term. Thereafter, the Lessee agrees to expend not less than the amounts set forth during each lease year on the following schedule:

The second year of the Mining Lease $ 15,000
The third year of the Mining. Lease $  20,000
and each lease year thereafter $  30,000;

Such expenditures are to be for exploration, development, mining or related operations in or for the benefit of the Mining Properties. Amounts expended shall include, but not by way of limitation, expenditures for test and development drilling and excavations, both surface and underground; rental of equipment used in operations in the leased premises or if equipment used in the operations is owned by Lessee, equivalent rental computed at the current rental schedule of the Associated Equipment Distributors for equipment used in Colorado; expenditures for servicing and maintaining the rented or owned equipment; expenditures for geological mapping, surveying, sampling and assaying and metallurgical test work, engineering and geological services, expenditures for transportation and subsistence of the personnel who perform the described work; expenditures for maintenance of unpatented mining claims, including fees paid to the Bureau of Land Management in lieu of assessment work. Any amount expended in or credited to any lease year in excess of the amount set forth in the foregoing schedule shall be carried forward and credited against the work requirement for the following lease year. A lease year is a period of one (I) year commencing on the date of this Agreement or any anniversary of this Agreement. Lessee shall have no obligation, express or implied, to explore, develop, mine, or perform any work on, or for the benefit of the Mining Properties except as required in this Section 4.1. The Lessee may explore, evaluate, develop, operate and mine the Mining Properties at such time and by such means and in such manner as it, in its sole discretion, deems appropriate and may build and place thereon such roads and structures as are necessary for the accomplishment of such activities.

V. Royalties

5.1 Payment of Royalties. The Lessee shall pay the following royalties to Lessor at such time as net smelter returns are realized from the production of minerals from the Mining Properties:

Gold Price	Rate of Net Smelter Return Royalty
$600 or less	5.0%
$600 -$700	5.5%
$701 - $800	6.0%
$801 - $1000	6.5%
$1001- $1500	8.0%
$1501 or more	9.5%

(a) The term "net smelter returns" means the net amount of money or other net proceeds received from the sale of ore, concentrates, sponge, bullion, or any other form in which minerals or materials (metallic or non-metallic) are produced from the Mining Properties after deduction of taxes based upon production, all treatment charges, penalties, smelter charges, transportation costs, other charges made by a purchaser of ore or concentrate, other umpire charges which the Lessee may be required to pay and, if any portion of the production is from lands which are part of the Mining Properties covered by unpatented mining claims or federal mineral leases, any rentals, royalties or other consideration allocable to such land payable to the United States pursuant to federal law now existing or hereafter enacted.

(b) The gold price for purposes of determining the royalty under this Section 5.1 shall be the London final fix on gold on he London Gold Market for the week in which Lessee receives net smelter returns. (c) Settlement for royalty on production, after having first applied and credited advance royalty paid, as provided in Section 5.3 of this Lease, and any costs which Lessee may deduct from royalty payments as provided in Section 3.3 of this Lease, shall be made on or before the 30th day following receipt of net smelter returns by Lessee accompanied by a statement showing the factors used in determining the amount of the royalty payment. The statement shall be conclusively presumed true and correct after the expiration of one hundred eighty (180) days from the date furnished, unless within such one hundred eighty (180) days Lessor takes written exception, specifying with particularity the items excepted and the grounds for each exception.

5.2  Payment of Royalty in Kind. The Lessor shall have the right to receive its Net Smelter Return Royalty as refined by the refiner of gold concentrate in lieu of cash.

(a) If the Lessor chooses to receive royalty payments in refined gold, it shall notify the Lessee at least thirty (30) days in advance and shall bear any extra costs or expenses incurred by the Lessee in making payment in refined gold.

(b) The quantity of refined gold received by the Lessor shall be determined by dividing the royalty amount, less extra costs and expenses relating to refining, by the gold price used in determining the royalty percentage.

(c) Absent any notification, the Lessee shall pay all royalties in cash.

(d) The Lessor may request the smelter or other ore- purchasing agency to deliver said royalty interest in production directly to the Lessor or retain possession of such interest at the smelter for future sale

5.3  Advance Royalty Payments. That while this Lease remains in effect, the Lessee shall pay, or will have paid, to the Lessor on or before the end of each lease year, royalties amounting in the aggregate to not less than the amount set forth opposite each date respectively as follows:

End of Lease Year	Advance Payment
1	$ 3600
2	$ 4000
3 and 4	$ 5000
5 and thereafter	$ 5000

Dollar amounts above shall be adjusted as provided in Schedule 3) Any amount so paid in excess of royalties payable on production shall be advance royalties and shall be applied against future production, and no royalties on production shall be paid, except to the extent that there shall be a balance due on production after having applied and credited against the said production the following:

(a) All royalties previously paid in advance; and

(b) Any costs which Lessee may deduct from royalty payments as provided in Section 3.3 of the Lease; and

(c) The amount of haulage fees paid as provided in Section 9.3.

5.4  Co-Mingling. If the Lessee is mining other properties, it shall have the right to co-mingle the ore and concentrates from the Mining Properties with other ore and concentrates from other properties, provided that Lessee weighs, samples and assays as required in accordance with sound mining practices to properly allocate the mineral values amongst the different ownerships.

5.5  The Lessee may refine, smelt or otherwise treat the production from the Mining Properties at facilities operated by Lessee provided that its charges shall not be more than an amount which would be charged if a non-affiliated smelter or refinery or other processing facility refined, smelted or processed the production from the Mining Properties.

VI. Covenants of Lessee

6.1 Lessee Covenants and Agrees:

(a) It shall conduct operations in a miner-like manner in accordance with good industry practice and applicable laws and regulations. All work shall at all times be under the sole control of and done in accordance with the exercise of the discretion and judgment of Lessee as to time, place, method and manner of performance. Accordingly, as to such work and the responsibility for it as provided in Paragraph 6. 1 (e) following there is not deemed by Lessor and Lessee to be a contractual relationship between them as to the manner of performance, direction, and supervision of such work since such matters, by the Lease terms, are to be determined in the discretion of the Lessee subject to applicable rules of State and Federal regulatory agencies.

(b) Lessee shall post and keep posted on the Mining Properties a notice that it holds possession pursuant to this Mining Lease and that it is solely responsible for the payment of all obligations incurred by its operations.

(c) Lessee shall pay when due all claims for work done, services rendered, or materials furnished to the Mining Properties, except those which Lessee disputes in good faith.

(d) Lessee shall keep the Mining Properties free and clear from all liens and encumbrances, but may in good faith contest the validity or amount of any lien which may be levied against the Mining Properties.

(e) Lessee agrees to indemnify and hold the Lessor harmless from any and all claims, demands and liabilities arising out of or in connection with the operations or activities of the Lessee on the Mining Properties from and after the effective date. The Lessee assumes full and sole responsibility for the operation and direction of the work done hereunder. No employee or agent of Lessee shall under any circumstances be deemed an employee or agent of the Lessor.

(f) Lessee agrees to maintain at all times Workmen's Compensation Insurance pursuant to the laws of Colorado and shall comply with state and federal laws and regulations pertaining to employment; and shall maintain (and furnish copies to the Lessor if requested) liability insurance in amounts Lessee deems reasonable for its operations on the Mining Properties.

(g).  No surface disposal of milled tailings shall be permitted on the property without prior written approval of Lessor. All milled tailings shall be solidified in concrete and disposed of underground if any disposal of such material is made on the Mining Properties. Waste rock containing acid leaching material or minerals shall be placed underground unless prior written approval of Lessor is obtained.

(h)  Lessee shall maintain books, records and accounts consistent with those ordinarily kept by mining operators covering operations on the Mining Properties, including the mining, milling, sale and disposal of ore and concentrate in accordance with generally accepted principles and practices of accounting. The books and records of the Lessee insofar as they relate to operations on the Mining Properties pursuant to this Lease shall be open to the inspection of the Lessor's authorized representatives during regular business hours of Lessee upon at least one (1) day's notice.

          Within sixty (60) days after the end of each calendar year, or if net smelter returns are being generated from the operations, within thirty (30) days after the end of each calendar quarter, Lessee shall furnish Lessor progress reports showing the character and amount of work performed by the Lessee during the preceding period on the Mining Properties. Lessee shall maintain all sample data, geological maps, and other items of information resulting from such work.
          Lessee will permit Lessor's representatives authorized in writing and upon reasonable notice during normal business hours, to inspect the information maintained by the Lessee, and also to enter upon the Mining Properties accompanied by Lessee's representative, to inspect the work performed by the Lessee pursuant to this Lease provided such activity shall not unreasonably interfere with the Lessee's operations. Entry upon the Mining Properties by Lessor's authorized representatives shall be at Lessor's risk. Lessor indemnifies and holds Lessee harmless from any claim, damage or demand by reason of injury to Lessor's representatives, invitees or the like incurred as a result of their inspecting the Mining Properties.

VII. Mutual Area of Interest

7.1  Additional Property Within Boundaries. If Lessee discovers any parcel of open or unlocated ground within the boundaries of the Mining Properties, such parcels may be located by Lessee under the Mining Laws of the United States in the name of the Lessors and be considered and treated as a part of the Mining Properties covered by this Lease.

7.2  Other Mutual Area Property. If during the term of this Lease any unpatented mining claims should be located or other property interests acquired by either party, within an area of three (3) miles from the perimeter of the boundaries of the Mining Properties, the same will be deemed a part of the Mining Properties subject to this Lease.

7.3  Exclusion from Mutual Area.

(a) It is the intent of the Lessee and Lessor that the Mutual Area of Interest shall apply solely to claims or permits, rights or leases acquired by the Lessee from the state or federal government and which are situated within the external boundaries of the Mining Properties, and the Mutual Area of Interest shall not apply to privately owned adjacent, contiguous or other lands or leases, claims or permits.

VII. Termination

8.1 Lessee's Termination. It is expressly understood between the parties hereto, anything herein contained to the contrary notwithstanding, that continuance of this Lease is optional with Lessee. Lessee may terminate this Lease at any time upon ninety (90) days written notice prior to the effective date of such termination and, thereupon, all its obligations and liabilities hereunder shall immediately cease and terminate, except liability on account of any obligation incurred and owing at the time of such termination, including a portion of the property taxes prorated for the calendar year as of the effective date of termination. Lessee shall prepare and record in the county records an instrument showing such termination.

8.2  Default. If Lessee shall at any time be in default in the performance of any of the terms and conditions hereof upon it made incumbent, including payment of royalties, such default shall not operate to or give Lessor the right to cancel, forfeit or terminate this Lease, unless Lessor shall give Lessee written notice of the default, specifying the exact nature of the default, and unless Lessee shall, within ten (10) days from the date of receipt of such notification, fail to make any payment due hereunder, or unless Lessee shall, within sixty (60) days from the date of receipt of such notification, fail to proceed diligently to cure any other default.

8.3  Right to Remove Equipment. Upon expiration or termination of this Lease for any reason, Lessee shall have the right within ninety (60) days from the date thereof, to remove from the Mining Properties all tools, equipment, machinery, buildings, supplies and other property placed therein and thereon by Lessee, excepting ties and timbers in place below the surface; and if during such period inclement weather, storms, difficult roads or other causes beyond the reasonable control of Lessee make it difficult, even with reasonable diligence, to remove all such property from the Mining Properties, Lessee shall have a reasonable period of time after such condition ceases to remove the property.

8.4  Data and Information. For a period of six (6) months following the termination of this Lease, upon request of Lessor, Lessee shall furnish Lessor one copy of geological and engineering data, assay maps, geophysical survey maps, records of production, and other data compiled by Lessee, relating solely to the Mining Properties and not previously furnished to the Lessor; provided, however Lessee shall not be obligated to furnish internal proprietary information and Lessee makes no representations or warranties, express or implied, concerning any information or data regarding the Mining Properties, and Lessor agrees that if it elects to rely on any of the data or other information provided by Lessee, it does so at its sole risk.

IX. Miscellaneous

9.1 Taxes.

(a) Lessor and Lessee shall each pay their own federal and state taxes on their share of income attributable to production from the Mining Properties.

(b) Until the Mining Properties are classified under Colorado law as a producing mine, Lessee shall pay all ad valorem and personal property taxes beginning for the year 2006, and continuing each year thereafter.

(c) When the Mining Properties are classified under Colorado law as a producing mine, Lessor and Lessee shall each be responsible for its allocable share of taxes which are computed on the basis of the amount of proceeds from production as assessed under the Colorado method of mining taxation as, for example, severance taxes.

(d) Excise and taxes levied on the privilege of mining shall be paid by Lessee.

(e) The Lessee shall create a Tax Reserve Fund to assure the payment of such taxes. There shall be deducted from net smelter returns on all materials produced and sold from the Mining Properties, before any royalties are computed 1.5% of the value there of, for the purpose of a tax reserve fund for paying such taxes. Said 1.5 % deduction shall be paid to the Lessor by the smelter or other ore producing agency, and the same shall be held by the Lessor as a trust fund in its hand for the payment, when due, of such taxes.  Any surplus remaining in said tax fund accumulated in the year, for which the taxes were levied after the payment of taxes, shall be equitably and ratably apportioned and paid to the respective parties on the basis of the applicable royalty rate paid during such year. At any time after the mining properties are placed in production, it is determined that said 1.5% deduction is insufficient to pay such taxes, then said 1.5 % deduction may be reduced or increased in such amount as may reasonably be expected to pay the taxes which are to be paid there from. Depletion allowance, as defined by the United States Tax code shall be apportioned between the parties as the interest of the parties shall be in the ore, minerals or metals generating the depletion allowance.

(f) The Lessee shall pay before delinquency all ad valorem taxes and other governmental charges, which if failed to be paid when due could result in a lien on the Mining Properties, but may in good faith contest the validity or amount of any such tax.

9.2 Force Majeure. If Lessee should be prevented or delayed from performing any of the obligations of this Lease by reason of or act of nature, strike, threat of strike, fire, flood, delay in transportation, or insurrection, mob violence, requirement or regulation of government, unavoidable casualties, shortage of labor, equipment, material, plant breakdown or other disabling causes, or for any reason which cannot be reasonably overcome by the means normally employed in performance, any such failure to perform shall be excused and not be deemed a breach of this Lease, and performance of said obligations shall be suspended during such period of disability, and the time for performance of said obligations shall be extended for a period equal to the period of disability. Lessee shall notify Lessor in writing as soon as it is practicable of its invocation of force majeure.

9.3  Assignment. The Lessee may not assign all or any portion of its interest in the Mining Properties without the consent of the Lessor.

9.4  First Refusal. In the event Lessor determines to sell its interest, it shall give Lessee a right of first refusal.

9.5  Filing on Additional Water Rights. The Lessee shall have the full and exclusive rights to use all water and water rights connected with or appurtenant to the Mining Properties. If, through operations hereunder, the Lessee develops additional water, then the Lessee may appropriate or claim such additional water as -its own property subject to the Lease and Lessor's right to receive an assignment of Lessee's interest upon expiration or termination of the Lease.

9.6  Binding Nature. This Mining Lease shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Mining Lease contains the entire understanding between the parties hereto and may not be amended except in writing by mutual consent of the parties.

9.8 Memorandum. The Lessor and Lessee shall execute and record a memorandum of this Mining Lease upon the request of either party.

9.9 Notices.  Any notice, election, invoice, payment or other correspondence required, permitted, or requested hereunder shall be deemed to have been properly given and delivered when made in writing and personally delivered, or made in writing and sent by United Stated certified or registered mail, with all necessary postage or charges fully prepaid, and addressed to the party at the address specified below or any other address substituted therefore in writing.

LESSOR: David Tippit, President
Fairview Land Company
PO Box 3406,
Boulder, Colorado 80307

LESSEE: Wild Cat Mining Company
Attn: President
XXX
XXX, Nevada XXX

EXECUTED as of the day and year first above written.
LESSOR: FAIRVIEW LAND COMPANY By: /s/ David Tippit Title: President
LESSEE: WILD CAT MINING COMPANY By: /s/ James M. Clements Title: President

SCHEDULE 1

 A. PATENTED MINING CLAIMS

Name of Claim	Mineral Survey Number
Gilmore Lode	16985
May Day Lode	16985
Golden Rule Lode	16985
Hesperus Lode	16985
Pat Lode	16985
Kenton Lode	16985
Cimarron Lode	16985
Tunnel Lode	19078
Tram Lode	19078
Boston Lode	19078
Brooklyn Lode	20171
Golden Rule Lode	8824

All of the Lessors interest in N/2 SW/4 and S2 NW/4 of Sec.28, T.  S. R. 11 W., N.M.P.M. except that portion which is west of line 17-18 of the Golden Rule Placer MS 8824

SCHEDULE 2

The dollar amounts of advance royalty provided for in Section 5.3 of the Lease shall be adjusted annually up or down on each anniversary date of the Lease by the percentage of change in the United States Department of Labor Consumer Price Index for All Urban Consumers ("CPI-U"), from the base month of March, 1994 (1982 - 84 = 1(0) to the index number for the month next preceding the date of adjustment.

For Example: Assume this Mining Lease is dated March 15, 1994, and the CPI-U for March 1994 is 145.9 and, for the month of February 1996, the CPI-U is 157.8. The dollar value of the Section 5.3 royalty amount due March 14, 1996 would be stepped up to reflect this change as follows:

100 x         CPI -U for February 1996 = 157.8 = 108%
  CPI -U for March 1994           145.9

108% x $7,500 = $8,100.

In the event that some year other than 1982-84 is used as a base of 100 in determining the CPIU for the purposes thereof, such index shall be adjusted so as to be in correct relationship to 1982-84. In the event that the CPI-U is no longer published by any Federal agency, the index to be used shall be that index independently published which, after necessary adjustment, if any, provides the most reasonable substitute for the CPI-U.